

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2017

Jeffrey Abbey
President and Chief Executive Officer
Argos Therapeutics, Inc.
4233 Technology Drive
Durham, North Carolina 27704

      **Re: Argos Therapeutics, Inc.**
           **Registration Statement on Form S-3**
           **Filed August 16, 2017**
           **File No. 333-220001**

Dear Mr. Abbey:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

                                    Division of Corporation Finance
                                    Office of Healthcare & Insurance

cc: Stuart Falber